

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2017

James Kinley
Chief Financial Officer
Medicure Inc.
2-1250 Waverly Street
Winnipeg, Manitoba, Canada R3T 6C6

     Re: Medicure Inc.
          Form 20-F for the Year Ended December 31, 2016
          Filed April 27, 2017
          File No. 001-31995

Dear Mr. Kinley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

          Division of Corporation Finance
          Office of Healthcare & Insurance